April 28, 2009

Arthur B. Winkleblack
Executive Vice President and Chief Financial Officer
H. J. Heinz Company
One PPG Place
Pittsburgh, Pennsylvania 15222

>   **Re: H. J. Heinz Company**
>   **Form 10-K for the Fiscal Year Ended April 30, 2008**
>   **Filed June 19, 2008**
>   **File No. 1-03385**
>   **Response Letter Dated March 27, 2009**

Dear Mr. Winkleblack:

    We refer you to our comment letter dated March 3, 2009 regarding business contacts with Cuba and Iran. We have completed our review of this subject matter and have no further comments at this time.

>   Sincerely,

>   Cecilia Blye, Chief
>   Office of Global Security Risk

cc: Roger Schwall
       Assistant Director
       Division of Corporation Finance